EXHIBIT 1
                                                                    Sub-Item 77C


                        DREYFUS FLORIDA MUNICIPAL MONEY MARKET FUND

                      MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Florida Municipal Money Market Fund (the "Fund") was held on December 7, 2007. Out of a total of 272,720,718.445 shares ("Shares") entitled to vote at the meeting, a total of 146,252,430.125 were represented at the meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund's outstanding Shares as follows:

     An Agreement and Plan of Reorganization between the Fund and Dreyfus Municipal Money Market Fund, Inc. (the "Acquiring Fund"), providing for the transfer of all of the assets, subject to liabilities, of the Fund to the Acquiring Fund, in exchange for shares of the Acquiring Fund having an aggregate net asset value equal to the value of the Fund's net assets and the assumption by the Acquiring Fund of the Fund's stated liabilities, and the pro rata distribution of those shares to the Fund's shareholders and subsequent termination of the Fund.



      Affirmative Votes       Negative Votes    Abstained Votes
      -----------------       --------------    ---------------
      137,257,972.965         4,834,123.530     4,160,330.630